Exhibit 2.2 Description of Stratasys Ltd. Ordinary Shares

The Stratasys Ltd. (hereinafter, “we”, “us”, “our” or similar expressions) authorized share capital consists of 180 million ordinary shares, nominal value NIS 0.01 per share. As of February 14, 2023, 67,420,973 ordinary shares were issued and outstanding.

We may from time to time, by approval of a majority of our shareholders, increase our authorized share capital. Our fully paid ordinary shares are issued in registered form and are freely transferable under our amended and restated articles of association, as further amended (to which we refer herein as our amended articles). Under the Israeli Companies Law, 5759-1999, or the Companies Law, we are required to maintain a major shareholder register listing for shareholders holding 5% or more of our outstanding ordinary shares.

Our amended articles and the laws of the State of Israel do not restrict the ownership or voting of ordinary shares by non-residents of Israel, except with respect to individuals and entities that are residents of countries in a state of war with Israel, and except with respect to entities which are controlled by residents of countries in a state of war with Israel.

Listing, Register Number and Purpose

Our ordinary shares are listed and traded on the Nasdaq Global Select Market under the trading symbol “SSYS.”

Our registration number at the Israeli Registrar of Companies is 51-260769-8. Our purpose under our memorandum of association includes every lawful purpose.

Dividend and Liquidation Rights

Holders of our ordinary shares are entitled to their proportionate share of any cash dividend, share dividend or dividend in kind declared with respect to our ordinary shares. We may declare dividends out of profits legally available for distribution. Under the Companies Law, a company may distribute a dividend only if the distribution does not create a reasonably foreseeable risk that the company will be unable to meet its existing and anticipated obligations as they become due. A company may only distribute a dividend out of the company’s profits, as defined under the Companies Law.

Under the Companies Law, the declaration of a dividend does not require the approval of the shareholders of a company unless the company’s articles of association provide otherwise. Our amended articles provide that our board of directors may declare and distribute dividends without the approval of the shareholders.

In the event of liquidation, holders of our ordinary shares will have the right to share ratably in any assets remaining after payment of liabilities, in proportion to the paid-up nominal value of their respective holdings. These rights may be affected by the grant of preferential liquidation or dividend rights to the holders of a class of shares that may be authorized in the future.

Shareholder Meetings

Holders of ordinary shares have one vote for each ordinary share held on all matters submitted to a vote of shareholders. This right may be changed if shares with special voting rights are authorized in the future.

Under the Companies Law, an annual general meeting of our shareholders is required to be held once every calendar year, but no later than 15 months from the date of the previous annual general meeting.

All meetings other than the annual general meeting of shareholders are referred to as extraordinary general meetings. Our board of directors may call extraordinary general meetings whenever it sees fit, at such time and place, within or outside of Israel, as it may determine. In addition, the Companies Law and our amended articles provide that our board of directors is required to convene an extraordinary general meeting upon the written request of (i) any two of our directors or one-quarter of our board of directors or (ii) one or more shareholders holding, in the aggregate, either (a) 5% of our outstanding issued shares and 1% of our outstanding voting power or (b) 5% of our outstanding voting power. The Chairman of the Board of Directors or any other person appointed for that purpose by the board of directors, presides at each of our general meetings. The Chairman of the Board of Directors is not entitled to vote at a general meeting in his capacity as Chairman.

Subject to the provisions of the Companies Law and the regulations promulgated thereunder, shareholders that are entitled to participate and vote at general meetings are the shareholders of record on a date decided by our board of directors, which may be between four and 40 days prior to the date of the meeting. Furthermore, the Companies Law and the amended articles require that resolutions regarding the following matters must be passed at a general meeting of our shareholders:

●	amendments to the amended articles;

●	appointment or termination of our auditors;

●	appointment of directors and appointment and dismissal of external directors;

●	approval of acts and transactions involving related parties, as defined by the Companies Law or pursuant to our amended articles;

●	director compensation;

●	increases or reductions of our authorized share capital;

●	a merger; and

●	the exercise of our board of directors’ powers by a general meeting, if the board of directors is unable to exercise its powers and the exercise of any of its powers is required for our proper management.

The Companies Law and the amended articles require that a notice of any annual general meeting or extraordinary general meeting be provided to shareholders at least 21 days prior to the meeting, and if the agenda of the meeting includes the appointment or removal of directors, the approval of transactions with office holders or interested or related parties, or an approval of a merger, notice must be provided at least 35 days prior to the meeting.

Under the Companies Law and the amended articles, shareholders are not permitted to take action via written consent in lieu of a meeting.

Voting Rights

Quorum requirements

Pursuant to our amended articles, holders of ordinary shares have one vote for each share held on all matters submitted to a vote before the shareholders at a general meeting. The quorum required for a general meeting consists of at least two shareholders present in person, by proxy or written ballot who hold or represent between them at least 25% of the total outstanding voting rights. A meeting adjourned for lack of a quorum is generally adjourned to the same day in the following week at the same time and place or to a later time/date if so specified in the summons or notice of the meeting. At the reconvened meeting, any two or more shareholders present in person or by proxy constitute a lawful quorum.

Vote requirements

Our amended articles provide that all resolutions of our shareholders require the approval of a majority of the voting power present and voting at a general meeting, in person or by proxy, unless otherwise required by the Companies Law or by the amended articles. Under the Companies Law, each of (i) the approval of an extraordinary transaction with a controlling shareholder, and (ii) the terms of employment or other engagement of the controlling shareholder of the company or such controlling shareholder’s relative (even if not extraordinary) requires, in addition to approval by the audit committee (or, in the case of a compensatory arrangement, the compensation committee) and the board of directors, approval by a special majority of the shareholders that fulfills one of the following requirements:
●	the majority includes a majority of shareholders who lack a conflict of interest (referred to under the Companies Law as a “personal interest”) in approval of the transaction or terms of employment or engagement (as applicable); or

●	the votes of shareholders who have no conflict of interest in the transaction or terms of employment or engagement and who are present and voting, in person, by proxy or by voting deed at the meeting, and who vote against it, may not represent more than two percent (2%) of the voting rights of the company.

To the extent that any such transaction with a controlling shareholder is for a period extending beyond three years, approval is required once every three years, unless the audit committee determines that the duration of the transaction is reasonable given the circumstances related thereto.
The Companies Law generally requires a similar special majority for approval of the terms of employment of the chief executive officer (as with a transaction with a controlling shareholder that is described above), based on the fulfillment of either of the above two conditions, except that for each such condition, the votes of non-controlling shareholders who lack a conflict of interest (instead of just shareholders generally who lack a conflict of interest) count towards fulfillment of the relevant condition.

Under our amended articles, if the share capital is divided into classes, the alteration of the rights, privileges, preferences or obligations of any class of share capital will require approval by a majority of the voting power present and voting, in person or by proxy, at a class meeting of the class so affected (or such other percentage of the relevant class that may be set forth in the governing documents relevant to such class).

Israeli law provides that a shareholder of a public company may vote in a meeting and in a class meeting by means of a voting deed in which the shareholder indicates how he or she votes on resolutions relating to the following matters:

●	appointment or removal of directors;

●	approval of transactions with office holders or interested or related parties;

●	approval of a merger or any other matter in respect of which there is a provision in the articles of association providing that decisions of the general meeting may also be passed by voting deed;

●	approval of an arrangement or reorganization of the company pursuant to Section 350 of the Companies Law; and

●	other matters which may be prescribed by Israel’s Minister of Justice.

The provision allowing the vote by voting deed does not apply if, to the best knowledge of the company at the time of calling the general shareholders meeting, a controlling shareholder will hold on the record date for such shareholders meeting, voting power sufficient to determine the outcome of the vote.

Shareholder Duties

Pursuant to the Companies Law, a shareholder has a duty to act in good faith and in a customary manner toward the company and other shareholders and to refrain from abusing his or her power in the company, including, among other things, in voting at the general meeting of shareholders and at class shareholder meetings with respect to the following matters:

●	an amendment to the company’s articles of association;

●	an increase of the company’s authorized share capital;

●	a merger; or

●	the approval of interested party transactions and acts of office holders that require shareholder approval.

In addition, a shareholder also has a general duty to refrain from discriminating against other shareholders.

In addition, certain shareholders have a duty of fairness toward the company. These shareholders include any controlling shareholder, any shareholder who knows that it has the power to determine the outcome of a shareholder vote or a shareholder class vote and any shareholder who has the power to appoint or to prevent the appointment of an office holder of the company or other power towards the company. The Companies Law does not define the substance of this duty of fairness, except to state that the remedies generally available upon a breach of contract will also apply in the event of a breach of the duty to act with fairness.

Access to Corporate Records

Under the Companies Law and our amended articles, shareholders are provided access to the following corporate records: minutes of our general meetings; our shareholders register and principal shareholders register, articles of association and financial statements; and any document that we are required by law to file publicly with the Israeli Companies Registrar or the Israel Securities Authority. In addition, shareholders may request to be provided with any document related to an action or transaction requiring shareholder approval under the related party transaction provisions of the Companies Law. We may deny this request if we believe it has not been submitted in good faith or if such denial is necessary to protect our interest or protect a trade secret or patent.

Modification of Class Rights

The rights attached to any class of shares, such as voting, liquidation and dividend rights, may be amended by adoption of a resolution by the holders of a majority of the shares of that class present at a separate class meeting, or otherwise in accordance with the rights attached to such class of shares, as set forth in our amended articles.

Transfer Agent and Registrar

Our transfer agent and registrar in the United States is Continental Stock Transfer & Trust Company.

Anti-Takeover Provisions

Full Tender Offer

A person wishing to acquire shares of a public Israeli company and who could as a result hold over 90% of the target company’s issued and outstanding share capital or voting rights is required by the Companies Law to make a tender offer to all of the company’s shareholders for the purchase of all of the issued and outstanding shares of the company. A person wishing to acquire shares of a public Israeli company and who could as a result hold over 90% of the issued and outstanding share capital or voting rights of a certain class of shares is required to make a tender offer to all of the shareholders who hold shares of the relevant class for the purchase of all of the issued and outstanding shares of that class. If the shareholders who do not accept the offer hold less than 5% of the issued and outstanding share capital and voting rights of the company or of the applicable class, all of the shares that the acquirer offered to purchase will be transferred to the acquirer by operation of law (provided that a majority of the offerees that do not have a personal interest in such tender offer shall have approved it, which condition shall not apply if, following consummation of the tender offer, the acquirer would hold at least 98% of all of the company’s outstanding shares and voting rights (or shares and voting rights of the relevant class)). However, shareholders may, at any time within six months following the completion of the tender offer, petition the court to alter the consideration for the acquisition. Even shareholders who indicated their acceptance of the tender offer may so petition the court, unless the acquirer stipulated that a shareholder that accepts the offer may not seek appraisal rights). If the shareholders who did not accept the tender offer hold 5% or more of the issued and outstanding share capital or voting rights of the company or of the applicable class, the acquirer may not acquire shares of the company that will increase its holdings to more than 90% of the company’s issued and outstanding share capital or voting rights or 90% of the shares or voting rights of the applicable class, from shareholders who accepted the tender offer.

Special Tender Offer

The Companies Law provides that an acquisition of shares of a public Israeli company must be made by means of a special tender offer if as a result of the acquisition the purchaser could become a holder of 25% or more of the voting rights in the company, unless one of the exemptions in the Companies Law (as described below) is met. This rule does not apply if there is already another holder of at least 25% of the voting rights in the company. Similarly, the Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser could become a holder of more than 45% of the voting rights in the company, if there is no other shareholder of the company who holds more than 45% of the voting rights in the company, unless one of the exemptions in the Companies Law is met.

A special tender offer must be extended to all shareholders of a company but the offeror is not required to purchase shares representing more than 5% of the voting power attached to the company’s outstanding shares, regardless of how many shares are tendered by shareholders. A special tender offer may be consummated only if (i) at least 5% of the voting power attached to the company’s outstanding shares will be acquired by the offeror and (ii) the number of shares tendered in the offer exceeds the number of shares whose holders objected to the offer.

If a special tender offer is accepted, then the purchaser or any person or entity controlling it or under common control with the purchaser or such controlling person or entity may not make a subsequent tender offer for the purchase of shares of the target company and may not enter into a merger with the target company for a period of one year from the date of the offer, unless the purchaser or such person or entity undertook to effect such an offer or merger in the initial special tender offer.

Merger

The Companies Law permits merger transactions if approved by each party’s board of directors and, unless certain requirements described under the Companies Law are met, by a majority vote of each party’s shares, and, in the case of the target company, a majority vote of each class of its shares, voted on the proposed merger at a shareholders meeting called with at least 35 days’ prior notice.

For purposes of the shareholder vote, unless a court rules otherwise, the merger requires approval by a majority of the votes of shares represented at the shareholders’ meeting that are held by parties other than the other party to the merger, or by any person (or group of persons acting in concert) who holds (or hold, as the case may be) 25% or more of the voting rights or the right to appoint 25% or more of the directors of the other party to the merger. If, however, the merger involves a merger with a company’s own controlling shareholder or if the controlling shareholder has a personal interest in the merger, then the merger is instead subject to the same special majority approval that governs all extraordinary transactions with controlling shareholders (as described above under “Voting Rights—Vote requirements”).

If the transaction would have been approved by the shareholders of a merging company but for the separate approval of each class or the exclusion of the votes of certain shareholders as provided above, a court may still approve the merger upon the request of holders of at least 25% of the voting rights of a company, if the court holds that the merger is fair and reasonable, taking into account the value of the parties to the merger and the consideration offered to the shareholders of the company that have petitioned the court to approve the merger.

Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy the obligations of any of the parties to the merger, and may further give instructions to secure the rights of creditors.

In addition, a merger may not be consummated unless at least 50 days have passed from the date on which a proposal for approval of the merger was filed by each party with the Israeli Registrar of Companies and at least 30 days have passed from the date on which the merger was approved by the shareholders of each party.

Preferred Share Issuance

Under the Companies Law, we are allowed to create and issue shares having rights different from those attached to our ordinary shares, including shares providing certain preferred rights, distributions or other matters and shares having preemptive rights. No preferred shares are currently authorized under our amended articles. In the future, if we do authorize, create and issue a specific class of preferred shares, such class of shares, depending on the specific rights that may be attached to it, may have the ability to frustrate or prevent a takeover or otherwise prevent our shareholders from realizing a potential premium over the market value of their ordinary shares. The authorization and designation of a class of preferred shares will require an amendment to our amended articles, which requires the prior approval of the holders of a majority of the voting power present and voting, in person or by proxy, at the applicable general meeting of our shareholders. The convening of the meeting, the shareholders entitled to participate and the majority vote required to be obtained at such a meeting will be subject to the requirements set forth in the Companies Law as described above under “Voting Rights.”

Board of Directors

Under the Companies Law, the management of our business is vested in our board of directors. Our board of directors may exercise all powers and may take all actions that are not specifically granted to our shareholders or to management. Our executive officers are responsible for our day-to-day management and have individual responsibilities established by our board of directors. Our Chief Executive Officer is appointed by, and serves at the discretion of, our board of directors, subject to any employment agreement that we may enter into with him. All other executive officers are also appointed by our board of directors, subject to the terms of any applicable employment agreements that we may enter into with them.

Under our amended articles, our board of directors must consist of at least seven and not more than 11 directors, including, to the extent applicable, at least two external directors required to be elected under the Companies Law.

In May 2016, we elected to be governed by a newly-adopted exemption under the Companies Law regulations that exempts us from appointing external directors and from complying with the Companies Law requirements related to the composition of the audit committee and compensation committee of our board of directors. Our eligibility for that exemption is conditioned upon: (i) the continued listing of our ordinary shares on the Nasdaq Stock Market (or one of a few select other non-Israeli stock exchanges); (ii) there not being a controlling shareholder (generally understood to be a 25% or greater shareholder) of our company under the Companies Law; and (iii) our compliance with the Nasdaq Listing Rules requirements as to the composition of (a) our board of directors—which requires that we maintain a majority of independent directors (as defined under the Nasdaq Listing Rules) on our board of directors and (b) the audit and compensation committees of our board of directors (which require that such committees consist solely of independent directors (at least three and two members, respectively), as described under the Nasdaq Listing Rules). At the time that it determined to exempt our company from the external director requirement, our board affirmatively determined that we meet the conditions for exemption from the external director requirement, including that a majority of the members of our board, along with each of the members of the audit and compensation committees of the board, are independent under the Nasdaq Listing Rules.

As a result of our election to be exempt from the external director requirement under the Companies Law, each of our directors is elected annually, at our annual general meeting of shareholders. The vote required for the election of each director is a majority of the voting power represented at the meeting and voting on the election proposal.

Our board of directors may appoint directors to fill vacancies on the board, for a term of office equal to the remaining period of the term of office of the director(s) whose office(s) have been vacated.

In accordance with the exemption available to foreign private issuers under the Nasdaq Listing Rules, we do not follow the requirements of the Nasdaq rules with regard to the process of nominating directors. Instead, we follow Israeli law and practice, in accordance with which our board of directors (based on the recommendation of the executive committee thereof) is authorized to recommend to our shareholders director nominees for election. Under the Companies Law and our amended articles, nominations for directors may also be made by any shareholder holding at least one percent (1%) of our outstanding voting power. However, any such shareholder may make such a nomination only if a written notice of such shareholder’s intent to make such nomination (together with certain documentation required under the Companies Law) has been delivered to our registered Israeli office within seven days after we publish notice of our upcoming annual general meeting (or within 14 days after we publish a preliminary notification of an upcoming annual general meeting).

        Description of Rights to Purchase Stratasys Ltd. Ordinary Shares

        Rights and Rights Agreement

Our board of directors authorized, pursuant to a rights plan, adopted on July 24, 2022, (i) the issuance, on August 4, 2022, of one special purchase right, or Right, for each ordinary share outstanding at the close of business on August 4, 2022, or the Record Date, as well as (ii) the issuance of one Right for each ordinary share issued after the Record Date and prior to the earliest of the Issuance Date, the Redemption Date and the Expiration Date (as defined below) (including ordinary shares issued pursuant to the exercise, conversion or settlement of securities exercisable for, convertible into or that may be settled for, ordinary shares or rights, in each case, issued or granted prior to, and outstanding as of, the Issuance Date). Each Right represents the right to purchase one ordinary share, at a price of $0.01 per share, upon the terms and subject to the conditions described below.

The Rights were issued pursuant to a rights agreement, dated as of July 25, 2022, between the Company and Continental Stock Transfer & Trust Company, as rights agent. Each Right will allow its holder to purchase from us one ordinary share, at a purchase price of $0.01 per ordinary share, once the Rights become exercisable. Prior to exercise, each Right does not give its holder any dividend, voting, liquidation or other rights as a shareholder of ours.

        Exercise Period; Rights Certificates

The Rights will not be exercisable until the earlier of: (a) the close of business on the tenth day after the public announcement or public disclosure that a person or group has become an “Acquiring Person” by obtaining beneficial ownership of 15% or more of our outstanding ordinary shares (subject to the parameters and exceptions described below and in the rights agreement), except if such person or group has become an Acquiring Person pursuant to an offer approved by a majority of the board; or (b) the close of business on the tenth business day (or a later date determined by the board before any person or group becomes an Acquiring Person) after a person or group begins a tender or exchange offer (except if such person or group has become an Acquiring Person pursuant to an offer approved by a majority of the board) which, if completed, would result in that person or group becoming an Acquiring Person. The earlier of such dates, upon which the Rights become exercisable, is referred to as the “Issuance Date”.

If a shareholder’s beneficial ownership of the then-outstanding ordinary shares as of the time of the public announcement of the rights plan was at or above 15% (including through entry into certain derivative positions), that shareholder’s (or group of shareholders’) then-existing ownership percentage was to be grandfathered and would not trigger the exercisability of the Rights, as that shareholder was not deemed to be an Acquiring Person. However, the Rights would become exercisable (and any such shareholder will be deemed to be an Acquiring Person) if at any time after such announcement, that shareholder increases its ownership percentage to an amount equal to or greater than the greater of (1) 15% and (2) the sum of (I) the lowest number of ordinary shares beneficially owned by such shareholder as a percentage of the outstanding ordinary shares as of any time from and after the time of the public announcement of the declaration of the Rights and (II) 0.001%.

Until the Issuance Date, the balances in the book-entry accounting system of the transfer agent for our ordinary shares or, in the case of certificated shares, ordinary shares certificates, also evidenced the Rights, and any transfer of ordinary shares or, in the case of certificated shares, certificates for ordinary shares, constituted a transfer of Rights. After that date, the Rights separated from the ordinary shares and are evidenced solely by Rights certificates that were mailed to all eligible holders of ordinary shares. Any Rights held by an Acquiring Person or any associate or affiliate thereof are void and may not be exercised.

In addition, in connection with the issuance or sale of ordinary shares following the Issuance Date and prior to the redemption, exchange, or expiration of the Rights, we (a) shall, with respect to ordinary shares so issued or sold pursuant to the exercise of share options or pursuant to any other award or right under any employee benefit plan or arrangement, granted or awarded as of the Issuance Date (including, for example, upon the vesting and settlement of our outstanding Restricted Share Units or purchase of ordinary shares under our 2021 Employee Share Purchase Plan), or upon the exercise, conversion or exchange of securities hereinafter issued by us (except as may otherwise be provided in the instrument(s) governing such securities), and (b) may, in any other case, if deemed necessary or appropriate by the board, issue Rights certificates representing the appropriate number of Rights in connection with such issuance or sale; provided, however, that (i) no such Rights certificate shall be issued if, and to the extent that, we shall be advised by counsel that such issuance would create a significant risk of material adverse tax consequences to our company or the person to whom such Rights certificate would be issued, and (ii) no such Rights certificate shall be issued if, and to the extent that, appropriate adjustment shall otherwise have been made in lieu of the issuance thereof.

        Flip-In/Flip-Over

If a person or group becomes an Acquiring Person, then beginning on the Issuance Date, all holders of Rights except the Acquiring Person or any associate or affiliate thereof may, for a purchase price of $0.01 per one ordinary share, purchase one (1) ordinary share.

If our company is later acquired in a merger or similar transaction after the Issuance Date, all holders of Rights except the Acquiring Person or any associate or affiliate thereof may, for a purchase price of $0.01 per share, purchase one (1) times the number of shares of the acquiring corporation that each shareholder of our company is entitled to receive for each ordinary share held.

        Scope of “Acquiring Person” Definition

An “Acquiring Person” is any person or entity who or which, together with all affiliates and associates of such person or entity, shall be the beneficial owner of 15% or more of our ordinary shares then outstanding, but shall not include our company, any subsidiary of our company, any employee benefit or share ownership plan of our company or any subsidiary of our company, or any entity holding ordinary shares for or pursuant to the terms of any such plan. Notwithstanding the foregoing, no person or entity shall become an “Acquiring Person” as the result of an acquisition of ordinary shares by our company which, by reducing the number of ordinary shares outstanding, increases the proportionate number of ordinary shares beneficially owned by such person or entity to 15% or more of the ordinary shares then outstanding; provided, however, that, if a person or entity shall become the beneficial owner of 15% or more of the ordinary shares then outstanding by reason of share purchases by our company and shall, after such share purchases by our company, become the beneficial owner of any additional ordinary shares of our company, then such person or entity shall be deemed to be an “Acquiring Person.” Notwithstanding the foregoing, if our board determines in good faith that a person or entity that would otherwise be an “Acquiring Person” has become such inadvertently, and such person or entity divests as promptly as practicable a sufficient number of ordinary shares, so that such person or entity would no longer be an “Acquiring Person,” as defined pursuant to the foregoing provisions of this paragraph, then such person or entity shall not be deemed to be an “Acquiring Person” for any purposes of the rights agreement. The definition of Acquiring Person is furthermore subject to the “grandfathering” scenarios described under “Exercise Period; Rights Certificates” above.

        Exchange

Our board of directors may, at its option, at any time after any person or entity becomes an Acquiring Person, exchange all or part of the then outstanding and exercisable Rights (except for Rights that have become void) for ordinary shares at an exchange ratio of one ordinary share per Right, appropriately adjusted to reflect any adjustment in the number of Rights. However, the board will not be empowered to effect such exchange at any time after any person or entity (other than our company, any subsidiary of our company, any employee benefit or stock ownership plan of our company or any such subsidiary, or any entity holding ordinary shares for or pursuant to the terms of any such plan), together with all affiliates and associates of such person or entity, becomes the beneficial owner of 50% or more of the ordinary shares then outstanding.

Immediately upon the action of the board ordering the foregoing exchange, the right to exercise the Rights that are to be exchanged will terminate and the only right thereafter of a holder of such Rights shall be to receive that number of ordinary shares equal to the number of such Rights held by such holder multiplied by the exchange ratio. In the event that there shall not be sufficient ordinary shares issued but not outstanding or authorized but unissued to permit any exchange of Rights, we will take all such action as may be necessary to authorize additional ordinary shares for issuance upon exchange of the Rights.

        Special Tender Offer

In connection with a special tender offer that is made in accordance with the provisions of the Companies Law, the board will consider the requirements of Section 330 of the Companies Law.

        Anti-Dilution Provisions

Our board may adjust the purchase price of ordinary shares under each Right, the number of ordinary shares issuable under each Right, and the number of outstanding Rights to prevent dilution that may occur from a share dividend, a share split, or a reclassification of the ordinary shares. No adjustments of less than 1% will be made to the purchase price under the Rights.

        Amendments

The terms of the rights agreement may be amended by our board without the consent of the holders of the Rights. After a person or group becomes an Acquiring Person, our board may not amend the rights agreement in a way that adversely affects holders of the Rights.

        Redemption

The board may, at its option, at any time prior to such time that any person or entity becomes an Acquiring Person, redeem all but not less than all the then outstanding Rights. The redemption of the Rights by the board may be made effective at such time, on such basis and with such conditions as the board, in its sole discretion, may establish (the effective date of redemption is referred to as the Redemption Date). Immediately upon the effectiveness of the action of the board ordering the redemption of the Rights, and without any further action and without any notice, the right to exercise the Rights will terminate.

        Expiration

The Rights will expire on July 24, 2023 (which we refer to as the Expiration Date).